UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CHAMPION PAIN CARE CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

158571109

(CUSIP Number)

TCA Global Credit Master Fund, LP

P.O. Box 1043, 69 Dr. Roy’s Drive, George Town

Grand Cayman KY1-1102, Cayman Islands

(345) 914-4857

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 7, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON TCA Global Credit Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO (1)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 83,026,667 (2)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 83,026,667 (2)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 83,026,667 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69%
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)

As disclosed in the Champion Pain Care Corporation (the “Company”) Current Report on Form 8-K filed on December 5, 2016, the Company entered into a Senior Secured Revolving Credit Facility Agreement, effective as of December 1, 2016 (the “Credit Agreement”), with TCA Global Credit Master Fund, L.P., A Cayman Island limited partnership (“TCA Fund”). Effective December 1, 2016, in connection with the Credit Agreement, the Company entered into a Pledge Agreement (the “Pledge Agreement”) and Escrow Agreement (the “Escrow Agreement”), with Champion Care Corp. (“Champion”), Garland A. Brown, Jr. (“Brown”), Mark H. Connor (“Connor”), Emil Schiller (“Schiller”), Terrance Owen (“Owen”), Jack Fishman (“Fishman”), Patricia Genereaux (“Genereaux”), Sheena Sim (“Sim”), and Mary Anne Youngson (“Youngson” and, collectively with Champion, Brown, Connor, Schiller, Owen, Fishman, Genereaux and Sim, the “Pledgors”), TCA, and the Escrow Agent (the “Escrow Agent”).

On March 7, 2016, TCA Fund provided notice to the Company and the Pledgors (as defined in the Credit Agreement) of an Event of Default (as defined in the Credit Agreement) under the terms and conditions of the Credit Agreement, which occurred and remained continuing and uncured for non-payment. Accordingly, on or about the same date, TCA Fund demanded the Escrow Agent under the terms of the Pledge Agreement and Escrow Agreement, to deliver to TCA Fund the Pledged Securities (as defined in the Pledge Agreement), along with all applicable Transfer Documents (as defined in the Pledge Agreement), and TCA Fund became the registered owner of the Pledged Securities in accordance with the terms of the Pledge Agreement.

(2)

As of November 14, 2016, the Company has 121,813,500 shares of common stock, $0.0001 par value per share, issued and outstanding. As of the same date, TCA Fund holds 83,026,667 shares of the Company’s common stock equal to approximately 69% of the total aggregate issued and outstanding shares of capital stock of the Company.

Item 1 Security and Issuer.

The statement relates to 83,026,667 shares of the Company’s common stock par value $0.0001 per share (the “Common Stock”). The principal executive office of the Company is located at 8 Wall Street, New York, New York 10005.

Item 2 Identity and Background

The Statement is being filed by TCA Global Credit Master Fund L.P. a Cayman Islands limited partnership (“TCA Fund”).

TCA Fund’s address is as follows:

3960 Howard Hughes Parkway, Suite 500

Las Vegas, NV 89169

TCA Fund is a short duration, absolute return fund specializing in senior secured lending and advisory services to small, publicly listed companies predominately in the U.S., Canada, Western Europe and Australia.

During the last five years neither TCA Fund nor any of its representatives has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 Source and Amount of Funds or Other Consideration.

TCA Fund acquired the reported shares of Common Stock as follows:

As disclosed in the Champion Pain Care Corporation (the “Company”) Current Report on Form 8-K filed on December 5, 2016, the Company entered into a Senior Secured Revolving Credit Facility Agreement, effective as of December 1, 2016 (the “Credit Agreement”), with TCA Fund. Effective December 1, 2016, in connection with the Credit Agreement, the Company entered into a Pledge Agreement (the “Pledge Agreement”) and Escrow Agreement (the “Escrow Agreement”), with Champion Care Corp. (“Champion”), Garland A. Brown, Jr. (“Brown”), Mark H. Connor (“Connor”), Emil Schiller (“Schiller”), Terrance Owen (“Owen”), Jack Fishman (“Fishman”), Patricia Genereaux (“Genereaux”), Sheena Sim (“Sim”), and Mary Anne Youngson (“Youngson” and, collectively with Champion, Brown, Connor, Schiller, Owen, Fishman, Genereaux and Sim, the “Pledgors”), TCA, and the Escrow Agent (the “Escrow Agent”).

On March 7, 2016, TCA Fund provided notice to the Company and the Pledgors (as defined in the Credit Agreement) of an Event of Default (as defined in the Credit Agreement) under the terms and conditions of the Credit Agreement, which occurred and remained continuing and uncured for non-payment. Accordingly, on or about the same date, TCA Fund demanded the Escrow Agent under the terms of the Pledge Agreement and Escrow Agreement, to deliver to TCA Fund the Pledged Securities (as defined in the Pledge Agreement), along with all applicable Transfer Documents (as defined in the Pledge Agreement), and TCA Fund became the registered owner of the Pledged Securities in accordance with the terms of the Pledge Agreement.

Item 4 Purpose of Transaction.

The purpose of the acquisition of the securities of the Company by TCA Fund is the repayment of certain loans made by TCA Fund to the Company under the terms and conditions of the Credit Agreement and related Transaction Documents (as defined in the Credit Agreement).

As of the date hereof, TCA Fund does not have any current plans or proposals which relate to or would result in: (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5 Interest in Securities of the Issuer.

(a) As of November 14, 2016, TCA Fund holds 83,026,667 shares of Common Stock of the Company and such amount represents approximately 69% of the total issued and outstanding shares of the Company’s capital stock. As of November 14, 2016, the Common Stock held by TCA Fund represents a majority of the voting equity of the Company.

(b) The Investment Manager of TCA Fund, TCA Management, holds sole voting and dispositive power over the shares of Common Stock. Bob Press is the Chief Executive Officer of TCA Management.

(c) Other than disclosed below, there were no transactions by TCA Fund in the Company capital stock during the last 60 days:

(d) No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the securities of the Company owned by TCA Fund.

(e) Not applicable.

Item 6 Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

To the knowledge of TCA Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies between Mr. Press and/or any other person, with respect to any securities of the Company.

Item 7 Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TCA GLOBAL CREDIT MASTER FUND LP

Date: March 23, 2018

/s/ Bob Press
Name: Bob Press
Title: Chief Executive Officer

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